Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Fourth Fiscal Quarter

and Fiscal Year 2019

Top Line Growth Exceeded Guidance by 4.2%

Short-term Bottom Line Impact from Consolidation of Newly Acquired Overseas Schools

FOSHAN, November 7, 2019 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended August 31, 2019.

Fourth Fiscal Quarter Ended August 31, 2019 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS	Fourth Fiscal Quarter Ended August 31, 2019	Fourth Fiscal Quarter Ended August 31, 2018	YoY % Change	Impact from CATS in Q4 FY19(*)
Revenue	711.6	389.7	82.6%	121.8
Gross Profit	212.1	106.7	98.8	17.4
Gross Profit Margin	29.8%	27.4%	2.4%	14.3%
Adjusted Gross Profit (1)	221.6	109.5	102.3%	17.4
Adjusted Gross Profit Margin (1)	31.1%	28.1%	3.0%	14.3%
Operating Profit/(Loss)	(44.4)	(9.0)	396.3%	(39.6)
Operating Margin	(6.2%)	(2.3%)	(3.9%)	(32.5%)
Adjusted Operating Profit/(Loss) (2)	(28.4)	3.2	(995.6%)	(39.6)
Adjusted Operating Margin (2)	(4.0%)	0.8%	(4.8%)	(32.5%)
Net Income/(Loss)	(48.1)	11.7	(512.7%)	(39.1)
Net Margin	(6.8%)	3.0%	(9.8%)	(32.1%)
Adjusted Net Income/(Loss) (3)	(32.1)	23.8	(234.9%)	(39.1)
Adjusted Net Margin (3)	(4.5%)	6.1%	(10.6%)	(32.1%)
Adjusted EBITDA (4)	4.0	34.9	(88.6%)	(36.6)
Adjusted EBITDA Margin (4)	0.6%	8.9%	(8.3%)	(30.1%)
Basic and Diluted Earnings/(Loss) per Share	(0.43)	0.09	(577.8%)
Adjusted Basic Earnings/(Loss) per Share (5)	(0.30)	0.19	(257.9%)
Adjusted Diluted Earnings/(Loss) per Share (5)	(0.30)	0.19	(257.9%)

(*)	This column presents the financial results of CATS for the periods.

Fiscal Year 2019 Ended August 31, 2019 Financial Highlights

(in comparison to the last fiscal year):

RMB in million Except EPS	Fiscal Year 2019 Ended August 31, 2019	Fiscal Year 2018 Ended August 31, 2018	YoY % Change	Impact from CATS in FY19 (*)
Revenue	2,563.0	1,718.9	49.1%	121.8
Gross Profit	977.0	628.3	55.5%	17.4
Gross Profit Margin	38.1%	36.6%	1.5%	14.3%
Adjusted Gross Profit (1)	1,000.3	634.9	57.5%	17.4
Adjusted Gross Profit Margin (1)	39.0%	36.9%	2.1%	14.3%
Operating Profit/(Loss)	300.5	272.2	10.4%	(39.6)
Operating Margin	11.7%	15.8%	(4.1%)	(32.5%)
Adjusted Operating Profit/(Loss) (2)	375.5	307.8	22.0%	(39.6)
Adjusted Operating Margin (2)	14.6%	17.9%	(3.3%)	(32.5%)
Net Income/(Loss)	252.8	248.9	1.5%	(39.1)
Net Margin	9.9%	14.5%	(4.6%)	(32.1%)
Adjusted Net Income/(Loss) (3)	327.7	284.6	15.2%	(39.1)
Adjusted Net Margin (3)	12.8%	16.6%	(3.8%)	(32.1%)
Adjusted EBITDA (4)	491.6	408.8	20.2%	(36.6)
Adjusted EBITDA Margin (4)	19.2%	23.8%	(4.6%)	(30.1%)
Basic and Diluted Earnings/(Loss) per Share	1.97	2.02	(2.5%)
Adjusted Basic Earnings/(Loss) per Share (5)	2.58	2.32	11.2%
Adjusted Diluted Earnings/(Loss) per Share (5)	2.58	2.31	11.7%

(*)	This column presents the financial results of CATS for the periods.

1.	Adjusted gross profit is defined as gross profit excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.
2.

Adjusted operating profit/(loss) is defined as operating profit/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

3.

Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

4.

Adjusted EBITDA is defined as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018. Adjusted EBITDA margin is defined as adjusted EBITDA/(LBITDA) divided by revenue.

5.

Adjusted basic and diluted EPS is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

“As a Company with a commitment to delivering academic excellence, we take great pride in our reputation as a trusted provider of premium education services,” said Jerry He, Executive Vice Chairman of Bright Scholar. “Fiscal 2019 marks a transformational year in scaling up our business and reflects our ongoing dedication to making significant investments in expanding our global footprint and broadening our service offerings.”

“We have successfully expanded our global school network through organic and acquisitive growth, in particularly, the acquisition of Bournemouth Collegiate School, St Michael’s School, Bosworth Independent College and CATS Colleges which firmly established our positions outside of China.” Mr. He continued, “I am pleased to report that we have completed these transactions by September 2019 and as of November 7, 2019, we own 7 schools in the UK and 1 boarding school in the US with a total of more than 2,500 students enrolled. The expansion into the UK and US markets represent the first step of our long-term goal of growing our footprint beyond China and capitalizing on global growth opportunities. As of the release date, we have a global network of 88 schools with a total capacity of 67,194 students.”

Mr. He concluded, “The financial impact of these transactions is significant as it structurally changes our revenue mix which will be fully reflected in the revenue growth for fiscal 2020. The strategic investments over the last 2 fiscal years accelerated the pace of building the Company into a global premier education service company with the goal to create the best learning experience for our students and substantial values for our stakeholders.”

“Bright Scholar delivered third consecutive year of robust topline growth well ahead of expectations in fiscal 2019. The year over year revenue growth exceeded top end of our revised guidance by 4.2% to 49.1%, with 31.3% organically and 17.8% from acquisitions,” said Derek Feng, Chief Executive Officer of Bright Scholar.

“Fiscal 2019 represents a significant inflection point in our business scale, with our revenue growing to RMB2,563 million compared to RMB1,719 million in fiscal 2018 and RMB1,328 million in fiscal 2017. Our overarching strategy is to expand our business portfolios, enhance academic performance, strengthen operational performance, optimize synergies from acquired businesses, broaden our service offering and diversify our revenue streams. In addition to continue driving operating efficiencies, we are also reinvesting part of the margin expansion in enhancing operating capabilities to position the business for future growth.”

Mr. Feng concluded, “As fiscal 2020 gets underway, we are working from a strong position to vigorously pursue our exciting growth opportunities through three major business segments, domestic K-12 schools, overseas schools and complementary education. We remain laser-focused on delivering high quality education service, expanding global platform, building business scale, creating and maximizing value for our students and stakeholders.”

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH FISCAL QUARTER ENDED AUGUST 31, 2019

Revenues

Revenue for the fourth fiscal quarter was RMB711.6 million. It represented an 82.6% increase from RMB389.7 million for the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	Fourth Fiscal Quarter Ended August 31, 2019	Fourth Fiscal Quarter Ended August 31, 2018	YoY % Change
	(RMB in million)	(RMB in million)
Domestic K-12 Schools	393.5	315.7	24.6%
International Schools	154.3	117.4	31.4%
Bilingual Schools	130.8	108.2	20.9%
Kindergartens	108.4	90.1	20.4%
Overseas Schools	148.5	—	—
Complementary Education	169.6	74.0	129.3%
Total	711.6	389.7	82.6%

Domestic K-12 Schools: Revenue contribution for the quarter was RMB393.5 million and accounted for 55.3% of the total revenues. It represented a 24.6% increase from RMB315.7 million for the same period of last fiscal year, which accounted for 81.0% of the total revenues in that period. The increase in domestic K-12 schools revenue was primarily due to the 19.5% increase in the average number of students from 37,418 to 44,719, and a 4.3% increase in average tuition fees from RMB8,437 to RMB8,799 during the comparison periods.

International Schools: Revenue contribution for the quarter was RMB154.3 million and accounted for 21.7% of the total revenues. It represented a 31.4% increase from RMB117.4 million for the same period of last fiscal year, which accounted for 30.1% of the total revenues in that period. The increase was primarily due to a 25.4% increase in average number of students from 7,462 to 9,361, and a 4.7% increase in the average tuition and fees from RMB15,737 to RMB16,480 during the comparison periods. Revenue contribution from Sannew was RMB9.9 million for the quarter.

Bilingual Schools: Revenue contribution for the quarter was RMB130.8 million and accounted for 18.4% of the total revenues. It represented a 20.9% increase from RMB108.2 million for the same period of last fiscal year, which accounted for 27.8% of the total revenues in that period. The increase was primarily due to a 15.3% increase in the average number of students from 15,782 to 18,192, and a 4.9% increase in average tuition and fees from RMB6,854 to RMB7,189 during the comparison periods.

Kindergartens: Revenue contribution for the quarter was RMB108.4 million and accounted for 15.2% of the total revenues. It represented a 20.4% increase from RMB90.1 million for the same period of last fiscal year, which accounted for 23.1% of the total revenues in that period. The increase was primarily due to a 21.1% increase in the average number of students from 14,175 to 17,166 for the comparison periods. Revenue contribution from Xinqiao and Qiqiaoban kindergartens was RMB14.8 million for the quarter. Average tuition and fees for the quarter was RMB6,369 as compared to RMB6,357 in the same period of last fiscal year.

Overseas Schools: Revenue for the quarter was RMB148.5 million, which accounted for 20.9% of total revenues. For the fiscal quarter, overseas schools had an average number of 1,996 students.

Complementary Education: Revenue for the quarter was RMB169.6 million and accounted for 23.8% of total revenues. It represented a 129.3% increase from RMB74.0 million for the same period of last fiscal year, which accounted for 19.0% of the total revenues in that period.

Cost of Revenues

Cost of revenues for the quarter was RMB499.5 million, representing a 76.5% increase from RMB283.0 million for the same period of the last fiscal year. This was primarily due to an increase in staff costs to RMB268.9 million from RMB193.0 million as we increased the headcount and the compensation level of teaching staff and instructors to support the expanding network of schools from organic growth and acquired businesses. The average number of teachers and instructors across all business lines rose by 32.8% from 4,341 to 5,766 during the comparison periods.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the quarter was RMB212.1 million. It represented a 98.8% increase from RMB106.7 million for the same period of last fiscal year. Gross margin for the quarter was 29.8%, as compared to 27.4% for the same period of last fiscal year.

Adjusted gross profit for the quarter was RMB221.6 million, representing a 102.3% increase from RMB109.5 million for the same quarter of last fiscal year. Adjusted gross margin was 31.1% for the quarter as compared to 28.1% for the same period of last fiscal year.

Domestic K-12 Schools: Gross profit for the quarter was RMB122.0 million, representing a 38.1% increase from RMB88.4 million for the same period of last fiscal year. Gross margin for the quarter was 31.0%, as compared to 28.0% for the same period of last fiscal year.

International Schools: Gross profit for the quarter was RMB36.9 million, representing a 60.1% increase from RMB23.0 million for the same period of last fiscal year. Gross margin for the quarter was 23.9%, as compared to 19.6% for the same period of last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB44.5 million, representing a 45.3% increase from RMB30.6 million for the same period of last fiscal year. Gross margin for the quarter was 34.0%, as compared to 28.3% for the same period of last fiscal year.

Kindergartens: Gross profit for the quarter was RMB40.6 million, representing a 17.1% increase from RMB34.8 million for the same period of last fiscal year. Gross margin for the quarter was 37.5%, as compared to 38.6% for the same period of last fiscal year.

Overseas Schools: Gross profit for the quarter was RMB25.2 million, with a gross margin of 17.0%, due to seasonality impact from most overseas schools, as minimal school term revenue was recognized in July and August 2019.

Complementary Education: Gross profit for the quarter was RMB64.9 million, representing a 254.5% increase from RMB18.3 million for the same period of last fiscal year. Gross margin for the quarter was 38.3%, as compared to 24.8% for the same period of the last fiscal year. This was primarily due to margin improvement of Elan and margin contribution from the acquired businesses.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the quarter were RMB260.0 million, of which RMB77.8 million was incremental from the acquired businesses, as compared to RMB117.4 million for the same period of the last fiscal year. These expenses amounted to 36.5% of the total revenues as compared to 30.1% for the same period of last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits incurred from additional general and administrative staff members; employee stock ownership plan (“ESOP”) related expenses to retain talent; marketing expenses for brand promotion; the costs associated with acquisitions and other professional services to support the business growth as a listed company as well as the incremental SG&A expenses incurred from acquired businesses.

Adjusted SG&A expenses (6) for the quarter were RMB253.4 million, as compared to RMB108.1 million for the same period of last fiscal year. These expenses amounted to 35.6% of the total revenues as compared to 27.7% for the same period of last fiscal year.

(6)	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Loss, Operating Loss Margin and Adjusted Operating Loss

Operating loss for the quarter was RMB44.4 million as compared to operating loss of RMB9.0 million for the same period of last fiscal year. Operating margin for the quarter was (6.2%), as compared to (2.3%) for the same period of last fiscal year.

Adjusted operating loss for the quarter was RMB28.4 million, as compared to adjusted operating income of RMB3.2 million for the same quarter of last fiscal year. Adjusted operating margin was (4.0%) for the quarter as compared to 0.8% for the same period of last fiscal year.

Domestic K-12 Schools: Operating profit for the quarter was RMB29.6 million, representing a 40.9% increase from RMB21.0 million for the same period of last fiscal year. Operating margin for the quarter was 7.5%, as compared to 6.7% for the same period of last fiscal year.

International Schools: Operating loss for the quarter was RMB1.2 million, as compared to an operating loss of RMB1.5 million for the same period of last fiscal year. Operating margin for the quarter was (0.8%), as compared to (1.3%) for the same period of last fiscal year.

Bilingual Schools: Operating profit for the quarter was RMB14.9 million, as compared to RMB5.9 million for the same period of last fiscal year. Operating margin for the quarter was 11.4%, as compared to 5.5% for the same period of last fiscal year.

Kindergartens: Operating profit for the quarter was RMB15.9 million, as compared to RMB16.6 million for the same period of last fiscal year. Operating margin for the quarter was 14.7%, as compared to 18.4% for the same period of last fiscal year.

Overseas Schools: Operating loss for the quarter was RMB36.3 million, with an operating margin of (24.4%) due to the seasonality impact, as minimal school term revenue was recognized in July and August 2019.

Complementary Education: Operating loss for the quarter was RMB37.7 million, of which RMB74.5 was attributable to head office expenses, as compared to RMB30.0 million of operating loss for the same period of last fiscal year, with RMB37.6 million attributable to head office expenses for the same period of last fiscal year. Operating margin for the quarter was (22.3%), as compared to (40.5%) for the same period of the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the quarter was RMB48.1 million, as compared to net income of RMB11.7 million for the same period of last fiscal year.

Adjusted net loss for the quarter was RMB32.1 million, as compared to an adjusted net income of RMB23.8 million for the same period of last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.43 and RMB0.43, respectively, as compared to earnings per share of RMB0.09 and RMB0.09, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.30 and RMB0.30, respectively, as compared to earnings per share of RMB0.19 and RMB0.19, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB4.0 million, of which RMB36.6 million loss was attributable to newly acquired overseas schools, as compared to an adjusted EBITDA of RMB34.9 million for the same period of last fiscal year.

UNAUDITED FINANCIAL RESULTS FOR FISCAL YEARENDED AUGUST 31, 2019

Revenues

Revenue for fiscal year 2019 was RMB2,563.0 million, representing a 49.1% increase, from RMB1,718.9 million for the last fiscal year.

The table below sets forth a breakdown of revenues:

	Fiscal Year 2019 Ended August 31, 2019	Fiscal Year 2018 Ended August 31, 2018	YoY % Change
	(RMB in million)	(RMB in million)
Domestic K-12 Schools	1,890.4	1,522.8	24.1%
International Schools	745.0	589.6	26.4%
Bilingual Schools	650.4	534.0	21.8%
Kindergartens	495.0	399.2	24.0%
Overseas Schools	181.8	—	—
Complementary Education	490.8	196.1	150.4%
Total	2,563.0	1,718.9	49.1%

Domestic K-12 Schools: Revenue for the fiscal year was RMB1,890.4 million and accounted for 73.8% of the total revenues. It represented a 24.1% increase from RMB1,522.8 million for the last fiscal year, which accounted for 88.6% of the total revenues of the last fiscal year. The increase was primary due to the 20.6% increase in the average number of students from 36,679 to 44,224, and a 4.2% increase in average tuition fees from RMB42,108 to RMB43,891 for the last fiscal year.

International Schools: Revenue contribution for the fiscal year was RMB745.0 million and accounted for 29.1% of the total revenues. It represented a 26.4% increase from RMB589.6 million for the last fiscal year, which accounted for 34.3% of the total revenue of the last fiscal year. The increase was primarily due to a 26.9% increase in the average number of students from 7,366 to 9,350, and a 4.4% increase in average tuition and fees from RMB80,048 to RMB83,555 for the last fiscal year. Revenue contribution from Sannew was RMB15.5 million for the fiscal year.

Bilingual Schools: Revenue contribution for the fiscal year was RMB650.4 million and accounted for 25.4% of the total revenues. It represented a 21.8 % increase from RMB534.0 million for the last fiscal year, which accounted for 31.1% of the total revenues for the last fiscal year. The increase was primarily due to a 16.1% increase in the average number of students from 15,620 to 18,132, and a 4.9% increase in average tuition and fees from RMB34,187 to RMB35,872 for the last fiscal year.

Kindergartens: Revenue contribution for the fiscal year was RMB495.0 million and accounted for 19.3% of the total revenues. It represented a 24.0% increase from RMB399.2 million for the last fiscal year, which accounted for 23.2% of the total revenues for the last fiscal year. The increase was primarily due to a 22.3% increase in the average number of students from 13,693 to 16,742 for the last fiscal year. Revenue contribution from Xinqiao and Qiqiaoban kindergartens was RMB52.9 million for the fiscal year. Average tuition and fees were RMB30,424 as compared to RMB30,736 for the last fiscal year. The drop was primarily due to the lower average tuition fees at the newly acquired kindergartens.

Overseas Schools: Revenue for the fiscal year was RMB181.8 million, which accounted for 7.1% of the total revenues. For the fiscal year, overseas schools had an average number of students of 2,514 and an average tuition and fees of RMB239,486.

Complementary Education: Revenue for the fiscal year was RMB490.8 million and accounted for 19.1% of the total revenues. It represented a 150.4% increase from RMB196.1 million for the last fiscal year, which accounted for 11.4% of the total revenues for the last fiscal year. Revenue contribution from the acquired businesses, including Can-Achieve, Foundation, Hangzhou Impression and DBC, was approximately RMB285.0 million.

Cost of Revenues

Cost of revenues for the fiscal year was RMB1,586.0 million. It represented a 45.4% increase from RMB1,090.6 million for the last fiscal year. This was primarily due to an increase in staff costs to RMB979.6 million from RMB753.7 million as we increased the headcount and the compensation level of teaching staff and instructors to support the expanding network of schools from organic growth and acquired businesses. The average number of teachers and instructors across all business lines rose by 30.4% to 5,602 from 4,297 for the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the fiscal year was RMB977.0 million. It represented a 55.5% increase from RMB628.3 million for the last fiscal year. Gross margin for the period was 38.1%, as compared to 36.6% for the last fiscal year.

Adjusted gross profit for the fiscal year was RMB1,000.3 million, representing a 57.5% increase from RM634.9 million for the last fiscal year. Adjusted gross margin was 39.0%, increased from 36.9% for the last fiscal year.

Domestic K-12 Schools: Gross profit for the fiscal year was RMB755.0 million, representing a 30.4% increase from RMB579.1 million for the last fiscal year. Gross margin for the fiscal year was 39.9%, increased from 38.0% for the last fiscal year.

International Schools: Gross profit for the fiscal year was RMB289.0 million, representing a 33.7% increase from RMB216.2 million for the last fiscal year. Gross margin for the fiscal year was 38.8%, increased from 36.7% for the last fiscal year.

Bilingual Schools: Gross profit for the fiscal year was RMB250.4 million, representing a 33.8% increase from RMB187.1 million for the last fiscal year. Gross margin for the fiscal year was 38.5%, increased from 35.0% for the last fiscal year.

Kindergartens: Gross profit for the fiscal year was RMB215.6 million, representing a 22.7% increase from RMB175.8 million for the last fiscal year. Gross margin for the fiscal year was 43.6%, as compared to 44.0% for the last fiscal year.

Overseas Schools: Gross profit for the fiscal year was RMB36.3 million, with a gross margin of 19.9%.

Complementary Education: Gross profit for the fiscal year was RMB185.7 million, representing a 278.5% increase from RMB49.2 million for the last fiscal year. Gross margin for the fiscal year was 37.8%, increased from 25.0% for the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the fiscal year were RMB691.9 million, representing an 87.9% increase from RMB368.1 million for the last fiscal year. These expenses amounted to 27.0% of the total revenues as compared to 21.4% for the last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits incurred from additional general and administrative staff members; ESOP related expenses to retain talent; the increase in marketing expenses for brand promotion; the costs associated with acquisitions and other professional services to support the business growth as a listed company as well as the incremental SG&A expenses incurred from the acquired businesses.

Adjusted SG&A expenses (6) for the fiscal year were RMB640.2 million, representing an 88.8% increase from RMB339.1 million for the last fiscal year. These expenses amounted to 25.0% of the total revenues as compared to 19.7% for the last fiscal year.

(6)	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the fiscal year was RMB300.5 million. It represented a 10.4% increase, from RMB272.2 million for the last fiscal year. Operating margin for the fiscal year was 11.7%, as compared to 15.8% for the last fiscal year, primarily due to the expenses incurred associated with acquisitions and other professional services provided to support our business expansion for the year.

Adjusted operating income for the fiscal year was RMB375.5 million, representing a 22.0% increase from RMB307.8 million for the last fiscal year. Adjusted operating margin was 14.6% for the fiscal year as compared to 17.9% for the last fiscal year.

Domestic K-12 Schools: Operating profit for the fiscal year was RMB460.8 million, representing a 37.6% increase from RMB334.9 million for the last fiscal year. Operating margin for the fiscal year was 24.4%, increased from 22.0% for the last fiscal year.

International Schools: Operating profit for the fiscal year was RMB181.0 million, representing a 43.9% increase from RMB125.8 million for the last fiscal year. Operating margin for the fiscal year was 24.3%, increased from 21.3% for the last fiscal year.

Bilingual Schools: Operating profit for the fiscal year was RMB146.2 million, representing a 47.2% increase from RMB99.3 million for the last fiscal year. Operating margin for the fiscal year was 22.5%, increased from 18.6% for the last fiscal year.

Kindergartens: Operating profit for the fiscal year was RMB133.6 million, representing a 21.7% increase from RMB109.8 million for the last fiscal year. Operating margin for the fiscal year was 27.0%, as compared to 27.5% for the last fiscal year.

Overseas Schools: Operating loss for the fiscal year was RMB39.8 million, with an operating margin of (21.9%).

Complementary Education: Operating loss for the fiscal year was RMB120.5 million, representing a 92.0% drop from RMB62.8 million for the last fiscal year, within which RMB213.5 million and RMB89.0 million relate to head office expenses in fiscal years 2019 and 2018 respectively. Operating margin for the fiscal year was (24.6%), as compared to (32.0%) for the last fiscal year.

Net Income and Adjusted Net Income

Net income for the fiscal year was RMB252.8 million, of which RMB39.7 million loss was from newly acquired overseas schools, as compared to RMB248.9 million for the last fiscal year.

Adjusted net income for the fiscal year was RMB327.7 million, representing a 15.2% increase from RMB284.6 million for the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the fiscal year were RMB1.97 and RMB1.97, respectively, as compared to RMB2.02 and RMB2.02, respectively, for the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the fiscal year were RMB2.58 and RMB2.58, respectively, as compared to RMB2.32 and RMB2.31, respectively, for the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the fiscal year was RMB491.6 million, of which RMB33.9 million loss was attributable to overseas schools, representing a 20.2% increase, from RMB408.8 million for the last fiscal year.

Cash and Working Capital

As of August 31, 2019, the Company’s cash and cash equivalents and restricted cash were RMB3,265.0 million (US$456.4 million), as compared to RMB2,057.1 million as of May 31, 2019. For the fiscal year 2019, the Company’s capital expenditure was approximately RMB155 million, up 32.0% compared to the last fiscal year.

New Accounting Standards

On September 1, 2018, the Company adopted Revenue from Contracts with Customers (“Topic 606”), and applied the newly adopted accounting policy retrospectively to all contracts that were not completed as of September 1, 2018. Results for reporting periods beginning September 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The Company assessed variable consideration included in its complementary education training services and study-abroad consulting services over the expected service period. The cumulative effect of RMB0.4 million was recorded as an adjustment to the opening balance of retained earnings upon the initial adoption.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2020

For the fiscal year 2020, the Company currently expects its revenue to be in a range of RMB4.0 billion and RMB4.1 billion, representing a year-over-year growth of 56% to 60%, and its average student enrollment to be between approximately 53,200 and 53,600, representing a year-over-year increase of 14% to 15%. The Company also expects to open seven new kindergartens for the 2020 fiscal year.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on November 8, 2019 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*	No passcode is required for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10136109
Replay End Date:	November 15, 2019

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and fiscal year ended August 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1543, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2019 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018, and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense and adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held businesses as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide additional exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; income tax expense/benefit; non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018; and share-based compensation expense and amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company. The Company is dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of August 31, 2019, Bright Scholar operated 77 schools across nine provinces in China and six schools overseas, covering the breadth of K-12 academic needs of its students. In the year ended August 31, 2019, Bright Scholar had an average of 46,738 students enrolled at its schools. As of release date, Bright Scholar has a global network of 88 schools, and a total student capacity of 67,194 students.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	August 31,
	2018	2019
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	3,153,852	3,246,995	453,852
Restricted cash	10,229	18,019	2,519
Short term investments	—	241,270	33,724
Accounts receivable	809	34,790	4,863
Amounts due from related parties	17,960	10,652	1,489
Other receivables, deposits and other assets	52,457	177,150	24,760
Inventories	9,174	26,234	3,667

Total current assets	3,244,481	3,755,110	524,874

Property and equipment, net	460,485	876,086	122,456
Land use right, net	33,721	88,204	12,329
Intangible assets, net	73,657	554,701	77,534
Goodwill	609,511	2,102,141	293,829
Long-term investments	204,968	14,711	2,056
Equity method investments	2,313	12,161	1,700
Other investments	83	1,583	221
Prepayment for construction contract	2,983	5,251	734
Deferred tax assets, net	18,129	30,333	4,240
Deposits for acquisition	8,854	338,585	47,326
Other non-current assets	7,296	13,362	1,868

Total non-current assets	1,422,000	4,037,118	564,293

TOTAL ASSETS	4,666,481	7,792,228	1,089,167

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2018	2019
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and nil as of August 31, 2018 and August 31, 2019, respectively)	49,840	50,000	6,989
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 37,271 and RMB 32,842 as of August 31, 2018 and August 31, 2019, respectively)	63,602	89,269	12,478
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 142,068 and RMB 76,117 as of August 31, 2018 and August 31, 2019, respectively)	157,295	110,038	15,381
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 289,388 and RMB 364,734 as of August 31, 2018 and August 31, 2019, respectively)	335,857	615,082	85,974
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 23,886 and RMB 50,968 as of August 31, 2018 and August 31, 2019, respectively)	53,598	93,479	13,066
Current portion of deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB 936,615 and nil as of August 31, 2018 and August 31, 2019, respectively)	965,152	—	—
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and 1,549,266 as of August 31, 2018 and August 31, 2019, respectively)	—	1,542,399	215,590
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 19,132 as of August 31, 2018 and August 31, 2019, respectively)	—	20,259	2,832

Total current liabilities	1,625,344	2,520,526	352,310

Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 14,452 and RMB 35,895 as of August 31, 2018 and August 31, 2019, respectively)	17,067	50,044	6,995
Bonds payable (including bonds payable of the consolidated VIEs without recourse to Bright Scholar Education of nil and nil as of August 31, 2018 and August 31, 2019, respectively)	—	2,106,000	294,368
Other non-current liability due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 21,736 as of August 31, 2018 and August 31, 2019, respectively)	—	21,736	3,038
Other non-current liability due to third parties (including non-current liabilities due to third parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 7,817 and RMB 7,621 as of August 31, 2018 and August 31, 2019, respectively)	12,471	10,654	1,489

Total non-current liabilities	29,538	2,188,434	305,890

TOTAL LIABILITIES	1,654,882	4,708,960	658,200

EQUITY
Share capital	9	8	1
Additional paid-in capital	2,469,815	2,105,189	294,255
Statutory reserves	64,945	64,945	9,078
Accumulated other comprehensive income	75,770	78,955	11,036
Accumulated retained earnings	231,036	472,339	66,022

Shareholders’ equity	2,841,575	2,721,436	380,392
Non-controlling interests	170,024	361,832	50,575

Total equity	3,011,599	3,083,268	430,967

TOTAL LIABILITIES AND EQUITY	4,666,481	7,792,228	1,089,167

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenue	389,665	711,560	99,459	1,718,871	2,563,005	358,247
Cost of revenue	(282,987)	(499,453)	(69,812)	(1,090,595)	(1,586,014)	(221,687)

Gross profit	106,678	212,107	29,647	628,276	976,991	136,560
Selling, general and administrative expenses	(117,382)	(259,963)	(36,337)	(368,141)	(691,900)	(96,711)
Other operating income	1,753	3,428	479	12,027	15,435	2,157

Operating (loss)/income	(8,951)	(44,428)	(6,211)	272,162	300,526	42,006
Interest income/(expense), net	12,790	(8,036)	(1,123)	27,297	24,254	3,390
Investment income	7,570	1,678	235	21,669	17,414	2,434
Other income (expenses)	4,009	(2,814)	(394)	(4,803)	(8,617)	(1,204)

Income(loss) before income taxes and share of equity in income of unconsolidated affiliates	15,418	(53,600)	(7,493)	316,325	333,577	46,626
Income tax expense/(benefit)	(3,685)	5,696	796	(67,382)	(80,580)	(11,263)
Share of equity in loss of unconsolidated affiliates	(72)	(222)	(31)	(40)	(239)	(33)

Net income/(loss)	11,661	(48,126)	(6,728)	248,903	252,758	35,330

Net/(loss) income attributable to non-controlling interests	(88)	3,798	531	1,934	11,659	1,630

Net income/(loss) attributable to ordinary shareholders	11,749	(51,924)	(7,259)	246,969	241,099	33,700

Net earnings per share attributable to ordinary shareholders
—Basic	0.09	(0.43)	(0.06)	2.02	1.97	0.28
—Diluted	0.09	(0.43)	(0.06)	2.02	1.97	0.28

Weighted average shares used in calculating net earnings per ordinary share:
—Basic	126,988,515	120,585,274	120,585,274	122,088,201	122,322,894	122,322,894
—Diluted	127,099,320	120,645,073	120,645,073	122,186,796	122,430,457	122,430,457

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended August 31			Twelve Months Ended August 31
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	454,102	682,471	95,392	554,216	864,988	120,905
Net cash used in investing activities	(43,145)	(1,418,471)	(198,268)	(472,460)	(2,256,009)	(315,336)
Net cash (used in)/generated from financing activities	(62,804)	1,946,754	272,110	1,092,604	1,479,533	206,803
Effect of exchange rate changes on cash	113,690	(2,820)	(394)	93,059	12,421	1,736

Net change in cash and cash equivalents, and restricted cash	461,843	1,207,934	168,840	1,267,419	100,933	14,108
Cash and cash equivalents, and restricted cash at beginning of the period	2,702,238	2,057,080	287,531	1,896,662	3,164,081	442,263

Cash and cash equivalents, and restricted cash at end of the period	3,164,081	3,265,014	456,371	3,164,081	3,265,014	456,371

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	106,678	212,107	29,647	628,276	976,991	136,560
Add: Amortization of intangible assets	2,849	9,452	1,321	6,621	23,284	3,255
Adjusted gross profit	109,527	221,559	30,968	634,897	1,000,275	139,815
Operating (loss)/income	(8,951)	(44,428)	(6,211)	272,162	300,526	42,006
Add: Share-based compensation expense	9,271	6,599	922	29,061	51,664	7,221
Add: Amortization of intangible assets	2,849	9,452	1,321	6,621	23,284	3,255
Adjusted operating income/(loss)	3,169	(28,377)	(3,968)	307,844	375,474	52,482
Net income/(loss)	11,661	(48,126)	(6,728)	248,903	252,758	35,330
Add: Share-based compensation expense	9,271	6,599	922	29,061	51,664	7,221
Add: Amortization of intangible assets	2,849	9,452	1,321	6,621	23,284	3,255

Adjusted net income/(loss)	23,781	(32,075)	(4,485)	284,585	327,706	45,806
Net income/(loss) attributable to ordinary shareholders	11,749	(51,924)	(7,259)	246,969	241,099	33,700
Add: Share-based compensation expense	9,271	6,599	922	29,061	51,664	7,221
Add: Amortization of intangible assets	2,849	9,452	1,321	6,621	23,284	3,255
Adjusted net income/(loss) attributable to ordinary shareholders	23,869	(35,873)	(5,016)	282,651	316,047	44,176
Net income	11,661	(48,126)	(6,728)	248,903	252,758	35,330
Less: Interest income/(expense), net	12,790	(8,036)	(1,123)	27,297	24,254	3,390
Add: Income tax (benefit)/expense	3,685	(5,696)	(796)	67,382	80,580	11,263
Add: Depreciation and amortization	25,306	43,177	6,035	85,879	130,819	18,285
Add: Share-based compensation expense	9,271	6,599	922	29,061	51,664	7,221
Add: Foreign exchange (gain)/ loss (included in other expenses)	(2,272)	—	—	4,868	—	—

Adjusted EBITDA	34,861	3,990	556	408,796	491,567	68,709
Selling, general and administrative expenses	117,382	259,963	36,337	368,141	691,900	96,711
Less: Share-based compensation expense	9,271	6,599	922	29,061	51,664	7,221

Adjusted selling, general and administrative expenses	108,111	253,364	35,415	339,080	640,236	89,490

Weighted average shares used in calculating earnings per ordinary share:
—Basic	126,988,515	120,585,274	120,585,274	122,088,201	122,322,894	122,322,894
—Diluted	127,099,320	120,645,073	120,645,073	122,186,796	122,430,457	122,430,457

Adjusted net earnings per share attributable to ordinary shareholders
—Basic	0.19	(0.30)	(0.04)	2.32	2.58	0.36
—Diluted	0.19	(0.30)	(0.04)	2.31	2.58	0.36